22

07028201

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Vozrozhdenie

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 04257 FISCAL YEAR 12-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/23/07

VOZROZHDENIE
BANK

THE BANK THAT IS ALWAYS WITH YOU

12-31-06
AR/S

Annual Report 2006



WWW.VBANK.RU/EN

Contents

ADDRESS FROM THE PRESIDENT 03

PORTRAIT OF THE BANK 04

BANK STRATEGY 05

BANK 2006 PERFORMANCE REVIEW 09

Banking sector development trends 09
Financial and operating results 10
Corporate business 12
Retail business 16
Bank-card business 19
Transactions in financial markets 20

PERSONNEL 22

SOCIAL RESPONSIBILITY 24

RISK MANAGEMENT 27

CORPORATE GOVERNANCE 31

Governing bodies of Bank Vozrozhdenie. Board of Directors' report 31
Non-arm's length transactions information 35
Corporate governance principles 35

BANK STOCK 36

Authorized capital structure 36
Additional issue of Bank Vozrozhdenie ordinary shares in 2006 37
Share price movement 39
Dividends 39

FINANCIAL STATEMENT
in accordance with International Financial Reporting Standards (IFRS) 41

BANK'S SALES OFFICES 45



"WE ARE RESPONSIVE, HUMAN AND DEPENDABLE. THAT'S HOW OUR CUSTOMERS SEE US AND WE BELIEVE THAT IT'S A TRUE PERSPECTIVE".

DMITRY L. ORLOV, PRESIDENT OF THE BANK

ADDRESS FROM THE PRESIDENT

Dear shareholders, partners, colleagues!

Last year was special for us, since Bank Vozrozhdenie observed the 15th anniversary of its formation. Throughout these years we have been with our clients, supporting them in difficult situations and celebrating their successes. Time has tested the strength of our relationships. Our long-term relationships built on trust are the Bank's most important assets.

An important stage in the activity of the Bank in 2006 was our re-branding project. This was not just changing how others see our company, but also a strategic task aimed at determining our competitive advantages and using them as the foundation of our long-term development. Our slogan, "The Bank That Is Always With You", is a full reflection of our professional and personal approach to the business.

Summarizing 2006 we can verify that the Bank experienced considerable growth in all areas of business. Our assets grew by 50% to 73.4 billion rubles, which allowed us to take 23rd place in the Interfax-100 Russian Bank rating. Bank Vozrozhdenie's equity also grew rapidly, reaching 5.5 billion rubles, 68% higher than in 2005. More than 70% of our Bank assets are loans, with the high quality of the credit portfolio unchanged.

In 2006 we continued to develop our sales infrastructure by establishing new offices and bank machines in the regions where we are currently present. During the year, we opened 16 new offices, including a branch in Mytischi and two specialized mortgage offices in Stavropol and Moscow, and expanded our ATM network by 70 units. In this way, Bank Vozrozhdenie maximizes the convenience and accessibility of its services to its clients.

In the context of increasing the efficiency of our client services in 2006 Bank Vozrozhdenie launched a project to implement a CRM system. Installation will be finalized in 2007, allowing the Bank to offer a new level of service for individual and corporate clients. A project to implement a core accounting and operations automated banking system will be completed in 2008, creating an integrated information space for the Bank's operations.

2006 was also memorable for Bank Vozrozhdenie from the viewpoint of its presence in capital markets. Our strategic goal is to create an 'open' bank that uses market opportunities in order to enhance our clients' businesses. By placing new authorized capital stock with professional investors, we raised $54 million that was used to increase the Bank's assets and finance its high growth rates. The 20th stock issue this year will further increase the liquidity of the Bank's tradable shares.

Bank Vozrozhdenie is optimistic about its future. By consistently developing as a bank for small and medium size businesses and individual clients, implementing cutting-edge service technologies and continually upgrading the quality of service that we offer our clients, we intend to strengthen our position in the Russian financial sector. We are proud of our excellent team of professional employees. They are capable of meeting all challenges. I am positive that in 2007, we will accomplish our new objectives.

Yours sincerely,
Dmitry L. Orlov
President, Bank Vozrozhdenie

Bank Vozrozhdenie is one of the major financial institutions in Russia. Established in 1991 on the basis of the Moscow Regional Administration of Agroprombank of the USSR, it currently has more than 150 sales offices in 19 regions of Russia. The Bank serves more than 1 million individual clients and over 45 thousand corporate customers.
The Bank specializes in servicing small and medium size businesses and individual clients. Bank Vozrozhdenie is one of the few Russian banks whose shares are freely traded on Russian and foreign stock markets.

Values

Bank Vozrozhdenie believes its relationships with its clients are its most important asset and values these relationships above all else. Being responsive, human and dependable, we work in a genuine partnership with our clients.
The Bank strives to remain close to its clients in times of happiness and success, as well as in difficult periods.
We understand our clients and trust them, having a personal element in our relations with each customer.
It is relationships, rather than money, that the Bank views as the key to its success in business.

Leading rankings (sources: Expert, CredCard, RusBusinessConsulting)

Category	Rank
Mortgage quantity	6
Business with plastic cards	6
Individual deposits	9
Growth of loan portfolio	18
Customer current accounts	19
Total assets	23

Growth rates according to Russian Accounting Standards (RAS)

Category	Growth rate of Bank Vozrozhdenie, %	Average growth rate of banking sector, %
Assets	50	44
Loan portfolio	73	47
Corporate loans	61	35
Mortgages	262	260

Solid ratings:

NAUFOR:

- Group of most reliable counterparties—group A.

Moody's Investors Service:

- Bank deposits: Ba3/NP, stable;
- Financial Strength Rating: D–, stable.

Moody's Interfax Rating Agency:

- Long-term national scale rating Aa3.ru.

Bank Vozrozhdenie is developing rapidly. We possess the necessary financial, human and technological resources for focusing on the most promising and profitable market segments. The Bank's management sees five key strategic priorities for Bank Vozrozhdenie.

Developing long-term personal relationships with our clients is a priority. The continuing enhancement of our level of service and banking product quality is the basis of the Bank corporate client servicing strategy. By offering working capital finance, settlement and cash services, as well as special bank programs to employees of corporate clients, we support business customers at every stage of their development and grow together with them. In the medium term, Bank Vozrozhdenie intends to increase its share in the corporate segment and strengthen its position among the top 20 largest Russian banks in respect to the volume of financing provided to corporate entities; primarily small and medium size businesses.

The priority of Bank Vozrozhdenie in its retail business development strategy is to expand its product line for individual clients in tandem with improving its quality of service. We view retail business as the key factor in the development of the Bank. Within the next 3 years, we plan to increase our market share in this segment, retaining our position in the top 10 Russian banks in respect to attracting household savings and providing mortgages, consumer credit, and payment services.

We believe that the Bank's use of technology is a major factor in enhancing our market competitiveness and improving our client services. For this reason, developing banking operations and systems technology is an important component of the Bank strategy.

Before the end of 2008 Bank Vozrozhdenie intends to fully replace its core operational technology base. This will support the high retail and corporate business growth rates, and new approaches to servicing growing client needs. In 2006 the Bank started implementing an Automated Banking System (ABS) that will allow us to create a single information space and provide many new opportunities to our clients. In order to improve the client service quality and efficiency, we are working to install an up-to-date CRM system, and also an expanded functional software complex for working with our individual clients.




Не деньги создают

"BANK VOZROZHDENIE IS ONE OF THE MAJOR FINANCIAL INSTITUTIONS IN RUSSIA. WE NOW HAVE MORE THAN 150 SALES OFFICES IN 19 REGIONS OF RUSSIA. THE BANK SERVES MORE THAN 1 MILLION INDIVIDUALS AND OVER 45 THOUSAND CORPORATE CUSTOMERS".







"BANK VOZROZHDENIE IS PROGRESSING RAPIDLY. WE HAVE ALL THE NECESSARY FINANCIAL, HUMAN AND TECHNOLOGICAL RESOURCES TO DEVELOP THE MOST PROMISING AND PROFITABLE MARKET SEGMENTS".

NIKOLAI D. ORLOV, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

As well as benefits to the clients, this will provide better risk control tools.

Bank Vozrozhdenie maintains high asset growth rates by attracting new capital from professional and individual investors. From the day it was founded until early 2007, the Bank issued shares 19 times and has currently the most public and diversified bank shareholder structure in the market. The Bank intends to continue issuing additional shares, achieving an increasing diversification of investors. We seek to increase the liquidity of our shares on stock exchanges and our market capitalization.
Our management continues to control a considerable share of the capital and pursues a development strategy aimed at ensuring Bank Vozrozhdenie's growing efficiency and value in the interests of all shareholder groups.

The Bank's public status demands a high level of corporate governance. According to international experts, such as Standard & Poor's, we demonstrate the most transparency amongst all Russian banks in respect to shareholder relationships.
Bank Vozrozhdenie's strategy foresees further improvement in our corporate governance to meet the best worldwide practices and protect the interests of all shareholders.

A centralized marketing and communication system is an integral part of our corporate strategy.

In 2006, a Marketing and Communications Department was established in the Bank, with the goal of systemically researching our clients' needs, developing new targeted product offers to provide reliable personal service and integrated marketing communications.
The Bank will continue to pay special attention to brand management and to develop a client loyalty program in order to consolidate its position in the Russian banking market.

Due to the considerable improvement in the financial condition of many Russians and their increasing involvement in the financial sector, one of the most important points of Bank Vozrozhdenie's strategy is enhancing the efficiency of our sales network, meeting the need to form a more convenient and easily accessible client sales office network.
We are not trying to become active in as many regions of Russia as possible; instead, we are seeking to establish a network which is as diversified as possible in the regions where we are currently present. Today, the Bank's network of branches comprises over 150 sales offices and more than 470 ATMs.
Every year, we open 15–20 new offices and install 50–70 ATMs capable of cash-in and payment transactions. The further development of Bank Vozrozhdenie will primarily take place in the European part of the country, in the regions which have a high economic potential.
We do not plan on expanding beyond the boundaries of Russia.

Dynamic asset growth, mln. rubles


26 775
16 753
7 012
30 627
2 560
22 055
4 543
49 109
3 514
3 078
30 776
9 401
73 426
3 828
4 236
5 732
52 426
7 204
2003
2004
2005
2006

- Cash and cash equivalents
- Loans
- Due from Banks
- Securities
- Others

Stable funding structure, mln. rubles


26 775
30%
30%
3%
8%
30 627
38%
23%
5%
9%
49 109
39%
22%
8%
9%
7%
73 426
39%
24%
5%
7%
8%
2003
2004
2005
2006

- Equity
- Subordinated debt
- Other
- Deposits (corporate)
- Promissory notes
- Current accounts (corporate)
- Current accounts (individuals)
- Deposits (individuals)

Number of branches, offices


100
108
105
112
121
138
148
2000
2001
2002
2003
2004
2005
2006

Number of ATMs


54
100
175
250
303
401
470
cash-in
283
325
357
2000
2001
2002
2003
2004
2005
2006

Re-branding

In 2006 Bank Vozrozhdenie implemented a project to renew its brand. Changes were adopted in both the Bank's visual characteristics and its strategy of positioning itself in the Russian bank service market. The re-branding was necessitated by the changing situation in the banking sector.

In today's environment of strong competition, technological advantages alone are insufficient for fast growth. A unique value offer is becoming increasingly important for clients.

The re-branding was based on in depth research into client preferences, as well as on expert interviews with our partners, financial analysts, and employees. The research showed that, throughout its existence, Bank Vozrozhdenie has formed a unique asset—its clients' loyalty based on its impeccable reputation and high-quality services.
The majority of respondents stated that they associate Bank Vozrozhdenie with a high level of service and comfort. Our clients showed a high level of loyalty, by highlighting our humanity, reliability and service efficiency, adding that these qualities allow them to recommend Bank Vozrozhdenie to their friends and partners.

Based on the results of the research, we based the new positioning of Bank Vozrozhdenie on the qualities that have allowed us to achieve this high client loyalty. Responsiveness, humanity and reliability have been identified as the main values that support our work and our relationships with clients. The new positioning focuses on the relationships with our clients and the objective to fully take into account the clients' individual needs when forming its standards of service.

Banking sector development trends

Overall, the development of the banking sector in 2006 met the growing needs of the national economy and the consumer market. The growth rate of the sector was 44%. Lending developed the fastest. The lending boom that started in the early 2000s continued in 2006. According to the Bank of Russia, the volume of bank loans granted to the non-financial sector grew by 47% to over 8 trillion rubles. The lending activity of the Russian banks is illustrated by two main statistics , the correlation between bank credit volume and national GDP (now 30.2%) and the banks' aggregate assets (almost 60%), approaching that of developed countries.

The retail sector showed the highest growth and profitability. According to the data provided by the Bank of Russia, loans granted to individual clients amounted to 1,695 billion rubles as of January 1, 2007. Mortgages and car loans were the fastest growing areas of lending. Experts estimate that the mortgage lending market increased 3.6 times to $13.5 billion in 2006. In comparison with last year, the car loan market doubled and reached about $10 billion. The aggregate amount of consumer loans granted to individuals was about $20 billion. Throughout 2006, as individual debt grew, the major component was related to consumer loans.

According to the Bank of Russia, 2.7% of loans given out were granted to individual persons as of December 1, 2006, in comparison with 1.9% at the beginning of the year. At the same time, experts do not believe the growth in overdue loans has reached a critical stage; the growth in consumer loans much exceeds the growth of overdue loans.

The establishment of a credit history bureau (BKI) was an important achievement for the banking system in 2006. According to the Law "On credit histories", as of March 1, all banks are obliged to submit information about their borrowers to a credit bureau.

In tandem with the development of the retail market, lending institutions paid serious attention to developing their branch networks and enhancing their presence within Russia in 2006. Russian regions are becoming the new growth points in the Russian economy, with actively developing businesses and a growing standard of living. Therefore, in these areas, there is considerable potential for the development of bank services, first of all—retail. This shift in banking services from Moscow to other regions can already be seen. Active consolidation is under way in the banking industry. 2006 was a record year for the number and volume of banking mergers and acquisitions. In addition, the presence of foreign banks is growing. According to the Bank of Russia, the share of non-residents in the capital of the Russian banking sector grew to 12.9% by July 1, 2006.

In 2006 Russian banks' growing need to attract capital led to a marked improvement in the transparency and information disclosure by the players in the bank market. Standard & Poor's study of 30 largest Russian banks showed a growth in the average information disclosure index from 36% to 48%. At the same time, 2006 was a record year regarding the number of licenses revoked from banks, illustrating the tightening of control over lending institutions' compliance with the law. In the overwhelming majority of cases, license revocation was caused by violations in respect to money laundering and the funding of terrorism. As a result, the number of lending institutions decreased by 64 to 1,189 in 2006.

GDP growth



5,1
4,7
7,3
7,1
6,4
6,7
6,2
307
345
432
589
763
979
1180
2001
2002
2003
2004
2005
2006
2007 (estimation)

■ Nominal GDP, $ bln
□ Real GDP growth, %

Increase of loan volumes, $ bln.



27
40
51
78
115
22
146
40
226
78
2000
2001
2002
2003
2004
2005
2006

□ Retail loans
■ Corporate loans

Financial and operating results

Return on Equity, %


19,4
18,5
19,1
5,8
2003
2004
2005
2006

Return on Assets, %


1,6
1,4
1,4
0,3
2003
2004
2005
2006

The fast growth of the Russian economy, the increase of the population's real income and the demand for banking services from small and medium size businesses positively affected the Bank's 2006 financial and operating results. The Bank participated in the growing market and achieved rapid development rates. In comparison with 2005, the assets of Bank Vozrozhdenie grew by 50% to 73.426 billion rubles. The Bank also took the lead in key retail products. Overall, in 2006 the Bank grew 15% faster than the banking system and its Interfax-100 rating among other Russian banks improved from 25th place to 23rd.

The credit portfolio of Bank Vozrozhdenie grew by 70% to 52.4 billion rubles. The fast growth continued to be in the retail credit portfolio. The Bank started granting retail loans in 2004 and annual growth rate during the last 3 years was more than 200%. As of late 2006, the share of retail loans grew to 17% of the credit portfolio, in comparison with 11% at the end of the previous year. Mortgage loans account for 46% of our retail credit portfolio and are of the highest quality—currently, there are absolutely no problem loans in our mortgage portfolio. However, the Bank's traditional activity, lending to small and medium size business, still provides more than 50% of the growth of its total credit portfolio.

The quality of the Bank's credit portfolio remains high; the share of overdue loans was 1.7% of the total portfolio. Reserves for possible credit losses were maintained at a level twice the level of overdue or problem loans, 3.6% of the total credit portfolio, or 1.95 billion rubles.

	RUB (Millions)			USD (Millions)		
IFRS results	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Assets (year-end)	73 426	49 109	30 627	2 789	1 706	1 104
Average Assets	58 376	39 057	28 701	2 147	1 385	1 006
Equity (year-end)	5 509	3 273	2 604	209	114	94
Average Equity	4 192	2 938	2 382	154	102	86
Net Interest Income	3 484	2 111	2 054	132	73	74
Provisions	393	247	467	15	8	17
Non-Interest Income	2 386	1 880	1 272	91	65	46
Expenses	4 243	3 037	2 258	161	105	81
Disposal & Restructuring	-150	0	-94	-6	0	-3
Profit	1 084	707	507	41	25	19
Tax	283	163	46	11	6	2
Profit after tax	801	544	461	30	19	17
Earnings per share	39r.	28r.	22r.	$1.48	$0.97	$0.79
Return on Equity (ROE), %	19	19	19			
Return on Assets (ROA), %	1.4	1.4	1.6			

The net interest margin grew by 65% to 3.48 billion rubles due to the fast growth in loan and deposit volumes. Growing balances on current accounts of individual and corporate clients, as well as the decrease in the cost of deposits, led to a further drop in the Bank's funding costs. The increasing of the share of loan products to individual persons allowed us to increase the profitability of our credit portfolio and the interest margin as a whole.

The operating income grew by 43% to 5.36 billion rubles. The share of non-interest income remains at a very high level of 42% of the Bank's operating income. Net commission income grew by 44%. This indicator reflects the Bank's efficient and skilful handling of its clients, aimed at maximizing the use of the banking services, primarily non-credit products. In 2006, general payments grew by 45% to 19.1 billion rubles. As of early 2007, the Bank had issued 800,000 international cards with chips, with a turnover of over 65.4 billion rubles (+54%) during 2006. We believe it to be important to maintain a high percentage of non-interest income in the operating income structure in order to protect the stability of our future revenues.

The net profit of Bank Vozrozhdenie grew by 47% to 801 million rubles, in comparison with 544 million rubles in 2005.

Cost to income ratio, %


76,5
70,2
76,1
72,3
2003
2004
2005
2006

Operating expenses, mln. rubles


1 823
2 258
3 037
4 243
2003
2004
2005
2006

Profit after tax, mln. rubles


89
461
544
801
2003
2004
2005
2006

Operating income, mln. rubles


2 382
1 133
581
3 342
2 054
305
3 991
2 111
448
5 752
3 484
2003
2004
2005
2006

■ Net interest income
□ Net commision income
□ Other operating income

Net commission income, mln. rubles



2 068
206
653
652
557
1 432
95
515
433
389
983
162
257
295
269
668
108
198
173
189
2003
2004
2005
2006
Cash transactions
Cards
Settlements
Other

Corporate business

Bank Vozrozhdenie is oriented towards supporting the development of small and medium size businesses. Our long-standing clients also include major companies and corporate groups, as well as governmental agencies. The Bank currently has more than 45 thousand corporate clients, the majority of whom enjoy a long-term and confidential relationship with us. As their business grows, 98% of Bank Vozrozhdenie clients do not decrease their turnover but use additional services. This reflects the high level of loyalty of our clients. In order to ensure a high level of service for our corporate clients, the Bank is implementing a client relations management system (CRM). Thus, we are growing together with our clients, offering them a full range of banking services and a first class level of service.

The Bank's 2006 lending policies were focused on growth and maintaining the high quality of our credit portfolio while shifting from a product to a client approach.
During the reporting year, the credit portfolio of Bank Vozrozhdenie's corporate clients grew by 57% and reached 45.4 billion rubles, and interest income grew to 6 billion rubles accordingly. The domestic currency portion of loans was 85%.

The considerable growth in the Bank's credit portfolio was due mainly to the increase in loans granted to small and medium size businesses. The loan concentration to major borrowers was steadily decreased. The share of the top ten major borrowers in the Bank's credit portfolio has dropped from 25.1% in 2003 to 14.2% in 2006. The credit portfolio has shifted towards a higher share of loans granted to businesses and organizations served in our regional branches.
As of January 1, 2007 the ratio of credit portfolio in Moscow and Moscow region to other regions was 63% to 37% respectively.

The range of loan products currently on offer to our clients allows them to choose the financial solutions best serving their business development interests. The quantity of our client payments grew by 15% in 2006, exceeding 7.3 million transactions. The Bank introduced special systems which speeded up the handling of payment documents, allowing our clients to quickly and efficiently manage their accounts, control money transfers and receive banking services via remote access outside their offices. The tariff policy of the Bank was standardized in 2006, which made it more transparent to clients.

In 2006 we introduced new types of deposits for clients who wish to deposit their funds for a period of one year or longer. The proposed form of contract sets forth a flexible risk management scheme for both the client and the Bank. The aggregate amount of money deposited in Bank Vozrozhdenie by its corporate clients was 22.7 billion rubles, which exceeds the 2005 figure by 59%.

With a good reputation in the international market, Bank Vozrozhdenie can offer its clients international funding of foreign-currency contracts, both short-term (up to 2 years, within the foreign banks' credit lines) and long-term (up to 7 years, under the guarantee of national export agencies in Austria, Belgium, Germany, Hungary, Italy, Poland, and Czech Republic).
The value of contracts for which the Bank raised funds and credit lines from foreign banking institutions in 2006 was about €30 million.

For more than 10 years Bank Vozrozhdenie has acted as a reliable guarantor of customs payments for foreign trade operations. In December 2006 the Federal Customs Service of Russia again included the Bank in the register of credit institutions that may act as guarantors for customs organizations. In the reported year, the total amount of Bank guarantees for its clients' liabilities in favour of the Customs Service was 2.2 billion rubles.

The Bank's services are in demand from businesses with a well-developed agent network. These include the Industrial Group MAIR, the Evroset network, Mostransavto, SU-155, Sunway, 36.6 drugstores, etc.
For such multi-branch clients, the Bank offers a special product "Corporate control" that allows them to track the work of their regional units. If a client is located







"BANK VOZROZHDENIE IS ORIENTED TOWARDS SUPPORTING THE DEVELOPMENT OF SMALL AND MEDIUM SIZE BUSINESSES, BUT OUR LONG-STANDING CLIENTS ALSO INCLUDE MAJOR COMPANIES AND CORPORATE GROUPS AND SOME GOVERNMENTAL AGENCIES. THE BANK CURRENTLY HAS MORE THAN 45 THOUSAND CORPORATE CLIENTS, MOST WITH THE CONFIDENCE OF A LONG AND SUPPORTIVE RELATIONSHIP WITH US".

LYUDMILA A. GONCHAROVA, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

in Moscow, it can control the entire day-to-day turnover of the company's subdivisions on accounts opened with our branches throughout Russia.
The program for wide-area businesses also includes efficient lending to any business of the group within a total limit, as well as uniform tariffs in all Bank branches.

Insurance companies are a good example of such major wide-area clients. We develop our cooperation in all areas of the banking service, from serving company agents and local offices to employee payroll cards. In September 2006, the Bank developed the technology for a new targeted product "Payment cards". This allows individual clients of insurance companies to receive their insurance indemnities on their banking cards and permits insurance companies to optimize their indemnity payment processes. The Bank has also started to work with the Pension fund of the Russian Federation and FGUP Pochta Rossiy (Russian Mail), dealing with the issues regarding the delivery of pensions.

The Bank has always paid serious attention to cooperation with administrations in Russian cities and regions. We have partnerships with 45 territories of the Russian Federation and municipalities.
The quality of services offered by the Bank has led to it winning several bids for providing banking services to municipal organizations and agencies.

The Bank's extensive network of sales offices in the Moscow Region allows it to actively participate in the developing of the region's economy and in governmental programs. In early 2007, Bank Vozrozhdenie's status of an Authorized Bank of the Government of Moscow was extended, and a Strategic Partnership Program lasting until 2010 was signed with the government of the Moscow Region. The Bank granted guarantees of 178 million rubles to city businesses and organizations on projects being implemented together with the Moscow government. Within the framework of the national priority project "Development of the Agricultural Sector", the Bank granted agricultural holdings in the Moscow Region investment loans of 560 million rubles. In addition, the Bank funds road reconstruction and modernization projects in the Moscow Region.

Industry breakdown of the corporate loan portfolio, %


45 398 mln RUB
12
7
31
3
6
10
32
Manufacturing
Construction
Agriculture
Trade
State and Public organizations
Transport
Other

Strong growth in loan portfolio, mln. rubles


17 432
22 628
28 884
45 398
8 879
14 538
23 030
34 353
6 757
5 285
4 609
9 757
1 796
2 805
1 245
1 288
2003
2004
2005
2006
Corporate loans
Loans to SME
Other

Payments of corporate clients


Number of payments
%
1 000
800
600
400
200
0
70
60
50
40
30
20
12/02
03/03
06/03
09/03
12/03
03/04
06/04
09/04
12/04
03/05
06/05
09/05
12/05
03/06
06/06
09/06
12/06
Total payments
Share of electronic payments, %







"OUR CLIENTS ARE ACTIVE PEOPLE SEEKING ACHIEVEMENT AND PROGRESS IN THEIR LIVES, AND WE STRIVE TO HELP THEM TO MEET THAT CHALLENGE BY CONSOLIDATING AND DEVELOPING THEIR SUCCESSES. THE BANK'S RETAIL PRODUCT LINE CONTAINS OFFERS FOR ALL TYPES OF CLIENTS IN ALL SORTS OF LIFE SITUATIONS, FROM SIMPLE SAVING AND WEALTH ACCUMULATION TO THE ARRANGEMENT OF COMPLEX TRANSACTIONS USING SAFE CUSTODY OR LETTERS OF CREDIT".

ALEKSANDR V. DOLGOPOLOV, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

Retail business

The development of the retail business is of strategic importance for Bank Vozrozhdenie. In 2006 our retail credit portfolio grew by more than 100%. In some products, such as mortgages, it increased 5 times, in consumer loans the growth was 60%. In the last two years, the share of retail loans within the aggregated credit portfolio of Bank Vozrozhdenie's rose to 17%. We intend to maintain these growth rates in 2007.

Our clients are socially active people who seek to achieve progress in their lives, and we strive to help them meet that challenge by consolidating and developing their successes. The Bank's product line for retail clients contains offers for all types of client in all sorts of life situations, from simple money saving and accumulation to the arrangement of complex transactions using safe custody or letters of credit.

During the last seven years Bank Vozrozhdenie has continually been in the top ten Russian banks according to the amount of retail deposits. We restructured our product line in 2006 to make it easier to understand, while maintaining the most competitive conditions: it sets forth the capitalization of interest, floating rates, periodic interest payments, maturity structure and automatic rollover.

In 2006 the Bank introduced a new two-year deposit. The new product offers clients the opportunity to fix the interest rate for 2 years and is already quite popular. Overall, the amount of funds, 37 billion rubles, kept in Bank Vozrozhdenie by individual clients on January 1, 2007 was 52% higher than the 2006 figure.

In 2006 the Bank paid special attention to developing its mortgage products, considerably increasing the scope of its mortgage lending. We took 6th place amongst Russian banks in the number of mortgage loans granted and helped more than 8 thousand families improve their housing conditions by granting over 6 billion rubles for this purpose. The Bank actively grants loans for housing purchases in the secondary market (separate apartments, rooms and country houses). The number of loans granted for housing purchases at the construction stage has also grown, accounting for almost 30% of the total mortgage loan portfolio.

The Bank works in the mortgage market in compliance with the standards as set by the Housing Mortgage Lending Agency (AIZhK), and it also keeps to the Federal Mortgage Standard. Being an AIZhK service agent, we actively participate in the development of federal mortgage loan programs in all the regions where we are present. In some of them Bank Vozrozhdenie has become a pioneer in the mortgage market, by taking on the task of establishing interconnections between all the market players, such as real estate, insurance and valuation companies, state registration chambers, and notaries.

In 2006 the Bank opened specialized mortgage offices in Moscow and Stavropol. These offices allow a client to efficiently obtain a loan and advice, find suitable housing, complete the legal transfer of the property and insure it – all with a "single window" principle. We intend to duplicate this unique experience to other regions of Russia where the Bank is working. In 2006 Bank Vozrozhdenie also offered mortgage loans in US dollars, although we had previously targeted ruble products. We became more active in developing partner programs with major developers (SU-155, YUIT Moscovia etc).

We developed a special corporate housing program for corporate clients of Bank Vozrozhdenie and major businesses in Russia. It helps to solve their employees' housing issues based on mortgage loans and the assistance of their company, by making down payments or subsidizing interest rates. In this new area, the Bank successfully works with major corporate clients such as Mostranavto and Russian Railroads. In addition, the Bank began to actively participate in social programs being implemented in the framework of the national Affordable Housing project "Affordable Accommodation", by developing a special product called Social Mortgage.

In the car loan sector a new program called AvtoNavigator was developed and presented in 2006, aimed at saving the client's time by allowing car selection by indicated price parameters in the leading car showrooms of Moscow. After the car is selected, the client may use one of Bank Vozrozhdenie's loan offers. By the end of 2006 the amount of car loans in the Bank grew by 63% to 732 million rubles.

Despite the fact that the period of rapid development of consumer lending may be drawing near to its end, its volume in Russia grew by more than 70% in 2006. The consumer credit portfolio of Bank Vozrozhdenie grew faster than the market, amounting to 2.9 billion rubles by the end of the year. In 2006 we introduced new lending programs for corporate and VIP clients, special offers for employees and managers of the Bank's corporate clients. We believe the competitive advantages of Bank Vozrozhdenie in this area are in the transparency of our tariffs, the absence of hidden commissions, and our flexible approach to the determination of credit terms: credit limits and security are determined individually, based on the borrower's preferences and his client history with the Bank.

The amount of individual client payments and transfers in Bank Vozrozhdenie offices grew by 45% to 19.1 billion rubles in 2006. We actively worked with the Western Union system servicing foreign bank transfers throughout the year. The total amount of such transfers increased by 1.5 times in 2006. We also began to cooperate with the Contact system, aimed at transferring money into former Soviet republics. For client convenience 15 Bank offices extended the business hours of their cash departments, and 54 Contact system transfer stations were opened in 43 offices.

An important innovation in Bank Vozrozhdenie was the establishment of a call center offering a two-level client servicing system over the phone. At the first stage the client communicates with an adviser, whose task is to determine the client's needs and provide him or her with the required information about the Bank's products. At the second stage managers step in, determine the details of the possibility of cooperation and subsequently interact with the client regarding their service needs in Bank Vozrozhdenie. The managers carefully follow any changes in the clients' needs and offer the products most suitable for them. Last year, our call center's service quality was the 2nd best among Russian banks. In 2006 we also initiated the installation of an up-to-date CRM system that will increase our managers' efficiency and dedication to the clients' satisfaction.

Retail loan portfolio, mln. rubles



362
330
890
582
3 499
804
476
447
1 772
8 862
4 151
1 103
732
2 876
2003
2004
2005
2006
Consumer loans
Car loans
Cards
Mortgages







"BANK VOZROZHDENIE OFFERS ALL TYPES OF BANK CARDS OF BOTH VISA AND MASTERCARD INTERNATIONAL PAYMENT SYSTEMS AND IS ONE OF RUSSIA'S BIGGEST CHIP CARD ISSUERS. MOST CARDS HAVE BEEN ISSUED TO PROVIDE PAYROLL SERVICES FOR MORE THAN 3,300 PAYROLLS BY THE END OF 2006. THIS PRODUCT IS A POWERFUL TOOL TO ATTRACT RETAIL CLIENTS".

MARK M. NAKHMANOVITCH, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

Bank-card business

Bank Vozrozhdenie began to actively develop in the area of bank cards in 1998 and is currently among the leaders, taking 6th place in payment card activity and development among Russian banks. In 2006 the Bank issued 240 thousand new cards. Their total number reached 800 thousand and will exceed 1 million by the fall of 2007. In 2006 the bank card business accounted for more than 30% of the Bank's commission income and became one of the principal items in the Bank's non-interest income. Bank card transactions in Bank Vozrozhdenie totalled 65 billion rubles in 2006.

Bank Vozrozhdenie offers all types of bank cards of Visa and MasterCard international payment systems and is one of Russia's biggest chip card issuers. Most cards have been issued in the framework of payroll services for more than 3,300 payrolls by the end of 2006. Currently this product is a powerful tool to attract retail clients.

We offer beneficial and technologically advanced bank card loan programs. Revolving credit cards became a priority in Bank Vozrozhdenie's card business during 2006 and their number doubled to more than 50 thousand. We offer credit cards on beneficial terms for our clients: low interest rates, a convenient repayment scheme, no account servicing or early repayment fees. The Bank offers salary card holders the opportunity to obtain a credit card with a limit of up to 5 times their monthly salary, while "Premium" credit card holders limits can be set at up to 15 times their monthly salary.

Under payroll services we offer to employees of our corporate clients not only salary accounts but also credit cards, around-the-clock self-service through ATM's and online information support. This product is beneficial to both corporate clients and their employees. That is why payroll services were extremely popular in 2006.

In 2006 Bank Vozrozhdenie installed 70 new ATM's in the areas of its activity including 35 cash-in devices. The total number of ATM's reached 470 (270 of which are installed in Moscow and Moscow Regions), each of them completing an annual average of 6 thousand transactions. By building up the number of its cash-in ATM's year after year (currently about 80% of the Bank offices are equipped with such devices) the Bank is successively turning its ATM network into round-the-clock self-service zones where clients may withdraw their money, pay into their accounts, repay their loans, pay for mobile phone services, make deposits, pay for standing orders and obtain account information. In 2006, the range of ATM round-the-clock

Bank Cards



Turnover, bln rubles
Client base, '000 accounts
80
60
40
20
0
800
700
600
500
400
300
200
100
0
9
16
28
44
66
2002
2003
2004
2005
2006
Accounts with active bank cards
Credit turnover per year

self-service transactions was enhanced in the framework of card-based service development and a new service was introduced, Round-the-Clock ATM Money Transfers by Card Number. Our strategy is to make ATM's convenient and accessible to our clients.

In 2007 we will focus on increasing the volume of cross sales of banking products and services when issuing bank cards to employees of businesses which are using payroll services, as well as on the further enhancement of ATM self-service transactions.

Transactions in financial markets

In 2006 Bank Vozrozhdenie remained an active market participant in inter-bank lending. The amount of placed ruble funds was 141 billion rubles, but considerably smaller amounts were taken from the market, only 2.8 billion rubles.

Bank Vozrozhdenie remains an active participant in the foreign currency market, the amount of its currency conversion transactions grew to $29.2 billion.

The Bank granted inter-bank loans within credit lines secured by quality assets such as government securities, Bank of Russia obligations, as well as its own promissory notes. Funds may be provided for periods from 1 day to 1 month. In order to maintain liquidity considerable reserves were deposited in the Bank of Russia.

In 2006 we significantly increased our work with fixed-income securities.
This was largely with government securities, since they provided the best combination of yield, reliability and liquidity. In addition to our traditional Eurobond, OFZ and OGVVZ transactions, we began our operations in the sub-federal and municipal obligation market.

The Bank received additional return and decreased security market risk from its reverse REPO transactions at the Moscow Inter-Bank Currency Exchange (MICEX). The 2006 turnover of state securities was 27.8 billion rubles, which is almost 3 times the 2005 figure, and the turnover from sub-federal and municipal obligation transactions at MICEX was 30.7 billion rubles.




Не деньги создают банк,
а взаимоотношения

"THE BANK GRANTS INTER-BANK LOANS WITHIN CREDIT LINES AND UNDER COLLATERAL OF HIGH QUALITY ASSETS SUCH AS GOVERNMENT SECURITIES, BANK OF RUSSIA OBLIGATIONS, AS WELL AS ITS OWN PROMISSORY NOTES".

By the end of the 4th quarter of 2006, the Bank had become one of the leading REPO market operators at MICEX.

In 2006 Bank Vozrozhdenie notably increased the volume of its transactions involving the shares of major Russian companies such as RAO UES Rossiya, OAO Gazprom, OAO NK Lukoil, OAO Surgutneftegaz etc.

In 2007 Bank Vozrozhdenie transactions will be aimed at the diversification of its securities portfolio, which will enable us to maintain a sufficient level of liquidity, decrease market risks, and raise our asset profitability. The Bank will continue to conduct state security transactions, including those with sub-federal and municipal securities, as well as bonds of the Bank of Russia. Bearing in mind the sufficiently optimistic forecasts of the development of the equity market in 2007, we intend to enhance our stock market operations with the Russian corporate issuers' shares and securities.



"IN 2006, WE SIGNIFICANTLY ENHANCED OUR WORK WITH FIXED-INCOME SECURITIES, MAINLY WITH GOVERNMENT SECURITIES, SINCE THEY PROVIDED THE BEST COMBINATION OF YIELD, RELIABILITY AND LIQUIDITY".

PERSONNEL

Bank Vozrozhdenie has over 5,500 employees. We are all a single team united by common goals, long-standing traditions and a strongly developed culture of professional relationships. Bank Vozrozhdenie personnel management strategy is founded on the same principles of responsiveness, humanity and reliability that the Bank's relations with its clients and business partners are based on.

Our personnel management system is based on the principle of openness and transparency of information about activities of the Bank and each of its units, and on professional development and growth opportunities. We strive to keep each employee of the Bank informed about the activities of the Bank and the company's development as a whole. Within the framework of the re-branding of Bank Vozrozhdenie, we paid attention to both marketing and communications issues and intra-organizational changes. Specifically for every Bank employee, from the technical staff to the Bank President, a brochure was issued highlighting the project details and its objectives, the Bank's mission and values, and its strategic position in the financial market. Each new employee begins his or her acquaintance with the Bank with this brochure. Employees learn about the Bank's daily operations and key achievements from the corporate newspaper Mir Vozrozhdenia and the internal corporate intranet site. It contains online news, information about training programs, corporate events, external and internal research, and details about employees' outstanding achievements.

Employees of Bank Vozrozhdenie have great opportunities for training and professional development. The Bank actively uses up-to-date training programs such as corporate training, information workshops, collective and individual classes. In 2006, more than 2,000 employees completed professional training programs. A special position in the training process was taken by specialized bank product workshops for branch employees. The workshops were led by managers and leading experts from the Corporate Business Department, Retail Operations Department, Credit Department and Settlement Department. More than 500 Bank employees attended the workshops.

Individual training programs in various areas of economy, law, bookkeeping, new banking technologies and bank security were conducted for more than 350 Bank employees. They studied at the Moscow International Financial Banking School, the Banking Institute of the Russian Banks Association, the Training Center InformZashita, the Training Center of Economy and Law, the Academy of Information Systems and other educational institutions.

In 2006 the Bank launched a training program, "Support of organizational changes", designed for managers such as branch deputy heads and managers of sales departments. More than 200 Bank branch heads and more than 150 managers took part in this program.

An important aspect of the Bank's 2006 personnel-related activities was the organization of training events related to the implementation of the new technology base. The introduction of a cutting-edge CRM complex and automated banking system has become an integral part of the training program. The training program is designed for 2 years and will be completed in 2007.

The Bank pays special attention to its new employees. We are in active cooperation with Moscow-based and regional financial universities, offering internships to talented finance students. In 2006, Bank Vozrozhdenie hosted dozens of interns from the State Management Institute, the Moscow Banking School under the Central Bank of the Russian Federation, the Finance Academy under the Government of the Russian Federation, the Moscow Financial and Industrial Academy, the All-Russian external Finance and Economy Institute, Krasnodar State University. Those who managed to demonstrate their abilities during their internships received job invitations from the Bank. New employees quickly integrate into the group, and start to work at full effectiveness due to the new employee adaptation programs existing in all the branches of the Bank.

The Bank supports the involvement of its employees, especially young ones, in professional competitions. Maria Bobrik, an economist from our Corporate Business Department, was the winner in 2006 in the Banking category of the All-Russian Student Olympiad, in which 17 universities participated.

We continue to enhance the practice of corporate relationship events. The Bank's football team many times was a prize winner in various corporate competitions, participating in the Russian Bank Association major league cup and winning the silver medal. Regional Bank branches are involved in celebrating local festivities such as City Day and various unusual events such as "PhotoAvtoRally-Krasnogorsk" or the Inter-Bank Olympics, where employees of the Volgograd Branch won prizes.


2005
2006



"OUR PERSONNEL MANAGEMENT SYSTEM IS BASED ON OPENNESS AND TRANSPARENCY ABOUT THE ACTIVITIES OF THE BANK AND EACH OF ITS UNITS, AND ON OPPORTUNITIES FOR PROFESSIONAL IMPROVEMENT AND PROMOTION".

SOCIAL RESPONSIBILITY

The most valued asset of Bank Vozrozhdenie is the relationships with our clients and partners that have been established throughout the 16 years of our active cooperation. We treasure those who are already our clients or partners, those who want to know us better, and also our communities. For this reason, our policy of social responsibility is not just a fashion, but a consistent implementation of our main working principles: responsiveness, humanity, and reliability.

In every city where a Bank Vozrozhdenie branch is present, the Bank organizes charity and sponsorship programs, supports educational, cultural and sports projects, supports war veterans, orphans, or talented youths. Some of the Bank's projects are nationwide, while others are realized at a local level. However, all the programs pursue the same goal of helping communities solve their most acute and urgent problems.

Bank Vozrozhdenie pays special attention to projects supporting higher education and training of highly professional young specialists for the Russian banking sector. For many years, Bank Vozrozhdenie has successfully cooperated with the Finance Academy under the Government of the Russian Federation, whose board of trustees is headed by Dmitry Orlov, the Chairman of our Management Board. In addition, programs supporting talented youths exist in the Russian Plekhanov Economic Academy and the Specialized Financial High School No. 1518. In 2006 the Bank also launched a project to support higher education in Rostov-on-Don, and the best undergraduate and doctoral students from the Finance Department of Rostov State Economy University RINH were, for the first time, awarded monthly grants. In Krasnodar students of the Kuban State University complete a probation period in the local branch of the Bank, each trainee having a personal mentor. Our 2007 plans include a considerable widening of joint programs with universities where branches of Bank Vozrozhdenie are located.

Another important area of activity of the Bank is in the support of meaningful cultural events, primarily those aimed at the popularization of classic arts among the widest audience. Traditionally, Bank Vozrozhdenie has supported the Moscow Easter Festival directed by Valery Georgiev. During the annual Festival more than 100 concerts were held in 17 Russian cities in 2006 and 122 concerts in 22 cities in 2007. In addition, the Bank sponsored the Archive Film Festival Belye Stolby-2007, which was dedicated to unknown extracts of domestic and foreign cinema, and established special prizes for veterans of Gosfilmofond. In April 2007 Bank Vozrozhdenie sponsored the first run of the opera Carmen in Galina Vishnevskaya's Opera Singing Center. This represented the beginning of the Bank's new project to support Russian culture. This project will cover most of the regions in which the bank is present.

Supporting Russian sports is yet another important aspect of Bank Vozrozhdenie's code of social responsibility. In 2006, the Bank sponsored the XXXV International Regatta Onego-2006, an open Russian sailing championship of yachts held in Petrozavodsk. In Saransk, the local Bank branch sponsored an international professional male tennis tournament of the Challenger series (ATP), and became an official sponsor of the basketball club Ruskon-Mordovia. In 2007, the Bank sponsored the Russian Figure-Skating Championship, awarding the audience sympathy prize for the first time in the history of the championship. As a result of audience votes, Yana Khokhlova and Sergey Novitsky won the silver prize in their ice-dancing competition. Bank Vozrozhdenie views its support of Russian sports as a long-term social investment in the nation's health.

The Bank does whatever is possible to solve social problems in the regions in which it is present. For many years, we have been paying special attention to children living in orphanages, veterans and lower-income families. We provide regular financial support to the children of the Domodedovo social orphanage. In 2006, our Domodedovo branch provided money for renovations, and the renewal of materials and the technical base of the city's inter-school training factory. Our branches supported building repairs and land improvement in several child institutions in Moscow and other regions. Employees of the Khimki branch of Bank Vozrozhdenie took personal responsibility for several lower-income families in their city, providing them monthly financial support at their own expense.

Bank Vozrozhdenie regional branches actively participate in the lives of their local communities, helping them to organize and hold City Days, youth festivals, Entrepreneurs' Days, charitable acts and environmental improvement events. This helps local communities learn more about the Bank's position as a reliable partner and a good neighbour.

Bank Vozrozhdenie strives to be a business that is consistently developing. We are well aware that this is impossible without reconciling our corporate interests with public expectations. In our understanding, social responsibility is not possible without strict adherence to ethics and legal norms in every aspect of our day-to-day operations. The Bank strives to follow these principles and avoids digressing from them in order to obtain commercial gains.





"THE BANK'S PROJECTS MAY BE NATIONWIDE OR IMPLEMENTED AT A LOCAL LEVEL. HOWEVER, ALL THE SOCIAL PROGRAMS PURSUE THE SAME GOAL OF HELPING COMMUNITIES SOLVE THEIR MOST ACUTE AND URGENT PROBLEMS".







"EFFICIENT EVALUATION AND MANAGEMENT OF RISK IS A MOST IMPORTANT COMPONENT OF BANK VOZROZHDENIE'S STRATEGY".

TATYANA F. GAVRILKINA, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

RISK MANAGEMENT

The strategy of Bank Vozrozhdenie takes due account of the risks involved in reaching its short and long-term goals. During recent years the banking sector and Russian economy as a whole has shown impressive growth rates. Nevertheless, there are still considerable risks inherent that may affect the Bank's growth. For this reason efficient risk evaluation and management is a most important component of Bank Vozrozhdenie's strategy. This approach helped the Bank to live through the 1998 financial crisis with a minimum amount of losses, and remain unaffected by the consequences of the 2004 "confidence crisis".

The Bank uses a centralized risk management system based on Asset and Liability Management Committee (KUAP). Its tasks include efficient asset and liability management, tight control over capital adequacy indicators and determination of the balance sheet structure in order to maintain the required liquidity level.

The Bank's risk management policies are aimed at risk avoidance or minimization, as well as mitigation of unavoidable risks. Bank Vozrozhdenie approved Regulations for a risk evaluation and management system, which defines the goals, objectives and principles of the risk evaluation and management system, as well as risk classification. In the context of these Regulations, the Bank's Board of Directors adopted several internal risk management documents in 2006.

Credit risk

Credit risk is the main risk taken by Bank Vozrozhdenie in its operations as the Bank's main asset category is loans. In order to minimize its credit risk, the Bank's credit portfolio is diversified based on the location and industry of the borrower. Besides, the Bank thoroughly monitors the compliance with the credit risk limitations per borrower or group of related borrowers. In order to ensure efficient credit risk management, the Bank carries out mandatory estimates of the borrowers' financial situation, the economic viability of the activities or projects for which loans are to be given, as well as the valuation of liquidity and adequacy of the proposed loan security and its insurance with accredited insurance companies.

Liquidity risk

Liquidity risk is one of the main risks potentially affecting the Bank's ability to fulfil its obligations to the clients timely and to full extent. Bank Vozrozhdenie has developed a system of requirements for the organization of liquidity management and created a well-defined pattern of distribution of authority between its controlling bodies and liquidity management departments. Liquidity risk control is carried out in the framework of the "Bank Liquidity Management and Valuation Policy", which defines the main management methods, ways of valuation, and allocation of duties in the area of liquidity management.

Interest-rate risk

The Bank continually focuses on interest-rate risk because market fluctuations in interest rates may significantly affect its profitability level. Bank Vozrozhdenie's current interest-rate risk is insignificant, since the agreements it enters into provide for the possibility of periodic rate revision depending on market rate fluctuations. This provision relates to the granting of commercial loans, attracting deposits from businesses and organizations, and day-to-day funds. It enables the Bank to quickly and efficiently react to any changes in the general interest rate level in order to provide the required net interest income.

For long-term assets and liabilities that do not have variable rates (such as mortgages, car loans, issued debt instruments), the maximum possible maturity concurrence method is used.

Market risk

Market risk is managed by the Asset and Liability Management Committee (KUAP). It determines the volume and structure of the securities portfolio, based on the valuation of the securities' quality for the purpose of profit extraction and maintenance of the required liquidity level. The size of the market risk is calculated in accordance with the Regulations on Market Risk Calculation Procedure of Bank Vozrozhdenie.

RISK MANAGEMENT

Currency risk

Bank Vozrozhdenie manages its currency risks in strict accordance with the requirements set forth in the instructions and procedures of the Bank of Russia. Control over the acceptable level of currency risk is centralized in a special department in the Bank head office that determines currency position limits for all the branches and monitors their observance. The limits are approved by the Bank's Deputy Chairman of the Management Board.

Strategic risk

The level of Bank Vozrozhdenie's strategic risk is defined by the probability of the occurrence of errors when making decisions that involve its development and operation strategy. Factors that cause strategic risk include errors in the selection of key activities, non-compliance of the organizational structure with the missions set, as well as the aggressive actions of competitors and changes in the law. In order to manage strategic risks, Bank Vozrozhdenie carries out long and short-term business and financial operation planning, market situation monitoring, and ensures that Board decisions are appropriately followed.

Low credit risk exposure, %


6,3
5,9
6,2
3,3
5,0
1,4
3,6
1,7
2003
2004
2005
2006

■ Provisions/Loan portfolio
■ Overdue loans/Loan portfolio

Low currency risk exposure, %


2
12
86
3
13
84
Assets
Liabilities

■ Rubles
□ USD
■ Euro

Capital adequacy, %



8,4
11,0
9,0
11,8
7,7
10,6
8,6
12,5
2003
2004
2005
2006
Tier 1
Tier 1 and 2

Inefficiency risk

Inefficiency risk may be caused by an inconsistency between the Bank's income and expenses. In order to minimize this risk a budgeting system has been implemented. It allows the Bank to determine excessively expensive or inefficient operations at the planning stage, correct its tariff policies, and determine the priorities in its client policies. These measures have allowed Bank Vozrozhdenie to maintain an increase in growth of non-interest incomes over that of non-interest expenses.





"LIQUIDITY RISK IS ONE OF THE MAIN RISKS THAT MIGHT AFFECT THE BANK'S ABILITY TO COMPLETELY MEET ITS OBLIGATIONS TO CLIENTS ON A TIMELY BASIS".







"THE BANK CONSISTENTLY FOLLOWS PRINCIPLES OF OPENNESS AND TRANSPARENCY. SINCE 1991 WE HAVE PUBLISHED OUR AUDITED FINANCIAL STATEMENTS IN ACCORDANCE WITH RUSSIAN ACCOUNTING STANDARDS AS WELL AS INTERNATIONAL FINANCIAL REPORTING STANDARDS".

DMITRY A. STRASHOK, DEPUTY CHAIRMAN OF THE BANK'S MANAGEMENT BOARD

General Shareholders' Meeting

The General Shareholders' Meeting is Bank Vozrozhdenie's highest level management body. The Bank provides for the equal participation of all its shareholders in the meeting, the timely notification that it is taking place, and the submission of the information required for making decisions relating to issues on the agenda.

Once a year Bank Vozrozhdenie holds an annual General Shareholders' Meeting dedicated to the results of the fiscal year. The Meeting is designed to allow all the shareholders to review and discuss the Bank operating results. During the periods between the Meetings, extraordinary Shareholders' Meetings can be held. The decision to hold such a Meeting is made by the Board of Directors on its own initiative, by the request of the Audit Commission, auditor, or holders of at least 10% of the Bank's voting shares.

Bank Vozrozhdenie provides its shareholders a genuine chance to participate in the management of its business. Holders of more than 2% of voting shares may bring forward proposals to the agenda of the Shareholders' Meeting and nominate members of the Bank's Board of Directors. In order to ensure that the decision-making process is as efficient as possible, the Bank provides the opportunity for either personal or proxy participation in the General Meeting.

Board of Directors of Bank Vozrozhdenie

The Board of Directors carries out the general management duties of the Bank between Shareholders' Meetings. Its duties include determining the strategic directions of the Bank's operations, supervising its financial and economic activities, establishing and operating an efficient internal control system, ensuring the implementation of shareholder rights, as well as controlling the activities of executive bodies.

The Board of Directors of Bank Vozrozhdenie includes 12 members. They are elected by cumulative voting during the annual General Bank Shareholders' Meeting. In order to provide objective decision-making and protect the interests of all the groups of shareholders, the Board of Directors includes 9 non-executive directors.

Board of Directors of Bank Vozrozhdenie

Name, year of birth	Positions at the bank and other organizations	Percentage of the bank's shares owned / percentage of the bank's ordinary shares owned as at 01.04.2007	Education
Yury M. Marinichev, 1937	Chairman of the Board of Directors of the Bank; Chairman of the Moscow Regional Union of the Consumers Cooperation	0.26/0.08	Higher, Moscow Transport Institute, Moscow S. Ordzhonikidze Institute of Economics
Dmitry L. Orlov, 1943	President of the Bank Chairman of the Bank's Management Board	34.88/36.66	Higher, Moscow Finance Institute
Lyudmila A. Goncharova, 1958	Deputy Chairman of the Bank's Management Board	1.59/1.63	Higher, Ternopol School of Finance And Economics

Name, year of birth	Positions at the bank and other organizations	Percentage of the bank's shares owned / percentage of the bank's ordinary shares owned as at 01.04.2007	Education
Aleksandr V. Dolgopolov, 1961	Deputy Chairman of the Bank's Management Board	0.51/0.54	Higher, Moscow G. V. Plekhanov Institute of National Economy
Sergey A. Vybornov, 1958	President of the Investment Group ALROSA, PJSC	-	Higher, Moscow State Institute of International Relations (MGIMO)
Alexander I. Goyev, 1947	General Director of Krasnogorsk S. A. Zverev Mechanic Industries, PJSC; member of the Military-Industrial Commission under the Government of the Russian Federation	0.002/0.0	Higher, Mogilev Engineering Institute, G. V. Plekhanov Academy of National Economy
Nikolai Y. Demin, 1936	General Director of AVK Exima, NPJSC	-	Higher, Moscow K. A. Timiryazev Academy of Agriculture
Alexander N. Zhizhaev, 1946	General Director of GUP MO Mostransauto	-	Higher, Moscow Auto-mechanical Institute
Nikolai S. Zatsepin, 1951	CEO of Mozhaisk Wholesale and Retail Trade Company, NPJSC	0.18/0.08	Higher, Moscow Institute of Civil Aviation Engineers
Valentina V. Kabanova 1937		0.01/0.0	Higher, The All-Union Financial and Economic Institute
Otar L. Margania, 1959	Senior Vice-President of Vneshtorgbank, OJSC	-	Higher, Leningrad State University
Rustem M. Usmanov, 1949	General Director of Almazyuvelirexport, state owned foreign trade company	-	Higher, Moscow State Institute of International Relations (MGIMO)

Board of Directors' report

Throughout 2006 the Board of Directors of Bank Vozrozhdenie actively worked to perform its functions related to the strategic management of the Bank, control of its financial and economic activities and observance of shareholder rights. During the reported period 12 Board meetings were held. Their most important resolutions were as follows:

- Approval of the Bank's 2007 Financial Plan;
- Decision to increase the Bank's authorized capital by issuing additional shares;
- Decision on the Bank's bond issue.

In December 2006, the Board of Directors approved the Regulation on an Audit Committee. In order to provide the maximum protection of the shareholders' interests, the Committee includes 2 non-executive members and one independent member of the Board of Directors. The Committee will be in charge of advising the Bank as to the selection of its independent auditor, supervising the activities of the Internal Control Department, developing efficient internal control procedures and ensuring that the bank prepares quality financial statements.

In 2006, the Board of Directors of Bank Vozrozhdenie worked extensively to improve the risk management system. Members of the Board analyzed all the potential risks of the Bank and developed approaches to manage them. As a result, the Board of Directors adopted Regulations for Managing the Operating, Country, Stock, Interest, Market, Legal and Credit Risks of the Bank.

The Management Board and the Chairman of the Management Board

The Chairman of the Management Board is in charge of the overall direction of all of the activities of Bank Vozrozhdenie. The Chairman is elected at the General Shareholders' Meeting for a period of 5 years. Moreover, in order to ensure the efficient operating control of the activities of the Bank, the Board of Directors elects a corporate executive body, the Management Board. Its responsibilities include solving the most complicated issues related to managing the current activities of the Bank and requiring corporate approval.

The Management Board of Bank Vozrozhdenie

Name, year of birth	Positions at the bank	Percentage of the bank's shares owned / percentage of the bank's ordinary shares owned as at 01.04.2007	Education
Dmitry L. Orlov, 1943	President of the Bank; Chairmen of the Bank's Management Board	34.88/36.66	Higher, Moscow Finance Institute
Lyudmila A. Goncharova, 1958	Deputy Chairman of the Bank's Management Board	1.59/1.63	Higher, Ternopol Institute of Finance and Economics
Aleksandr V. Dolgopolov, 1961	Deputy Chairman of the Bank's Management Board	0.51/0.54	Higher, Moscow G. V. Plekhanov Institute of National Economy
Mark M. Nakhmanovitch, 1957	Deputy Chairman of the Bank's Management Board	0.51/0.54	Higher, Moscow K. A. Timiryazev Academy of Agriculture
Yury I. Novikov, 1962	Deputy Chairman of the Bank's Management Board; Head of the Bank's North-Western Inter-Regional Centre (representative office of the Bank in the North-Western federal district and economic area)	-	Higher, Leningrad State University

Name, year of birth	Positions at the bank	Percentage of the bank's shares owned / percentage of the bank's ordinary shares owned as at 01.04.2007	Education
Nikolai D. Orlov, 1971	Deputy Chairman of the Bank's Management Board	2.21/2.35	Higher, Finance Academy under the Government of Russia
Dmitry A. Strashok, 1951	Deputy Chairman of the Bank's Management Board	0.27/0.3	Higher, All-Union Institute of Agriculture
Alexander A. Bolvinov, 1962	Member of the Bank's Management Board; Head of HR Department	–	Higher, Moscow State Institute of International Relations (MGIMO)
Tatyana F. Gavrilkina, 1959	Deputy Chairman of the Bank's Management Board	0.26/0.27	Higher, Moscow Finance Institute
Rushan A. Abdullin, 1968	Member of the Bank's Management Board (elected on the 26th of March, 2007), Head of Banking Technologies	–	Higher, Finance Academy under the Government of Russia
Alla A. Novikova, 1957	Member of the Bank's Management Board (elected on the 1st of March, 2007) Chief Accountant	0.0023/0.0003	Higher, Moscow Railway Institute
Andrei A. Shalimov, 1973	Member of the Bank's Management Board (elected on the 26th of March, 2007), Head of Treasury	0.000018/0.0	Higher, Finance Academy under the Government of Russia, State University – Higher School of Economics

2006 remuneration of the Bank management body members

No remuneration or reimbursement of expenses to the members of the Board of Directors was established and no payments were made.
The total remuneration provided to executive body members (salary and bonus) was 157,516 thousand rubles in 2006.

Audit commission of Bank Vozrozhdenie

Name, year of birth	Positions at the bank and other organizations	The percentage of the bank's shares owned as at 01.04.2007	Education
Viktor A. Afonin, 1956	Chairman of the Audit Commission, Deputy Director General of Almazyuvelirexport (GUPVO)	–	Higher, Moscow Finance Institute
Tamara N. Lapinskaya, 1954	Head of Business Planning and Analysis Division of the Finance Department, Bank Vozrozhdenie	0.004	Higher, Moscow Finance Institute
Svetlana A. Markina, 1952	Head of Internal Operations Accounting Division of the Accounting and Financial Reporting Department, Bank Vozrozhdenie	0.0004	Specialized Secondary, All-Union School of Accounting and Credit
Natalya A. Romanenko, 1963	Deputy Head of Marketing and Brand management Division, Bank Vozrozhdenie	–	Higher, Moscow G. V. Plekhanov Institute of National Economy

Non-arm's length transactions information

According to the resolution of the General Shareholders' Meeting (Minutes No. 1, 06.30.2006), the Bank entered into transactions that involve the interest of members of the Board of Directors and executive bodies (granting of loans, pledges, guarantees, opening credit lines, depositing client funds, banking security pledging, sale and purchase of securities).

The above transactions were concluded by the Bank in the course of its ordinary business and on standard terms. Prices in the above non-arm's length transactions were determined in compliance with Bank Vozrozhdenie's Regulations on the Main Principles of Managing Russian Ruble and Foreign Currency Resources.

The amount of each transaction concluded by the Bank for each individual interested party did not exceed the upper limit (2,790 million rubles) approved by the Bank's annual General Shareholders' Meeting.


БАНК

Corporate governance principles

Bank Vozrozhdenie is one of the leaders of corporate governance in the Russian banking community. We are continually developing our corporate governance system to meet modern international standards. This system is based on the principles of observance and protection of shareholder rights, transparency of information, strict accountability of the managing bodies, efficient control over the financial and economic activities of the Bank, and the maximum effectiveness of the executive bodies.

Bank Vozrozhdenie was one of the first in the Russian banking community to adopt a Corporate Governance Code. The daily implementation of the principles set forth in the Code enables the balance between the interests of the shareholders, clients and other concerned parties to be maintained. It also furthers the growing investment attractiveness of the Bank, the increasing efficiency of its internal control systems and the continued improving of its risk management system. Based on the Corporate Governance Code the Bank adopted several internal documents detailing all aspects of corporate governance.

Some self-evident achievements of Bank Vozrozhdenie in corporate governance include the establishment of a multi-level internal control system, the majority of non-executive directors in the Board of Directors, as well as financial transparency unprecedented in the banking market.

The Bank consistently follows the principles of information transparency. Since 1991 we have been publishing our audited financial statements which meet both Russian Accounting Standards and International Financial Reporting Standards. The Bank's Internet site contains timely updates on significant events and facts, minutes of General Shareholders' Meetings, quarterly securities reports, as well as information on major shareholders and lists of affiliates.

In 2006, the international rating agency, Standard & Poor, evaluated the level of our transparency and disclosure of information in the interest of our existing and potential shareholders as the highest among major Russian banks.

Information on complying with the requirements of the Corporate Conduct Code recommended for use by the FKTsB (Federal Commission on Securities) Instruction No. 421/p, April 4, 2002 is placed on the Bank's web-site (www.vbank.ru/en/investors/corp_governance).

Authorized capital structure

The authorized capital of Bank Vozrozhdenie totals 220,431,990 rubles and consists of 22,431,990 shares each having a face value of 10 rubles. Ordinary registered shares account for 94.1% of the Bank's capital (20,748,694 shares), whilst preferred shares constitute 5.9% (1,294,505 shares). About 2.65% of ordinary shares (550,000 shares) are included in the ADR program launched by the Bank in 1996. Each ADR represents one ordinary share.

From the very start the Bank has consistently worked to diversify its authorized capital. At present about 900 Russian legal entities and 6,700 individuals are shareholders of the Bank. More than 20% of the Bank's authorized capital is owned by foreign institutional investors.
The Bank's shares are traded at foreign and Russian trading floors. Nevertheless, the Bank's management continues to control a significant portion of the Bank's capital (about 40%).

Registrar of Bank Vozrozhdenie
Joint-Stock Company Specialized Registrar AVISTA.
License No. 10-000-1-00271 issued by the Federal Securities Commission on 24 December 2002.
Mailing address: Luchnikov Pereulok, 7/4, Building 1, 101999 Moscow, Bank Vozrozhdenie
Phone: (495) 620-1861.

Depository (Issuer of ADR)
The Bank of New York
Address: The Bank of New York, American Depositary Receipt Division 101 Barclay Street, New York, NY, 10286.
Phone: + 1 (212) 815-4493 Fax: + 1 (212) 571-3050
Representative Office in Moscow
Address: Posledny Pereulok, 17, Office 4, 103045 Moscow.
Phone: (495) 967-3110

Custodian Bank
ING Bank (Eurasia) ZAO.
Address: Krasnaya Presnya Street, 31, Moscow, 123022 Russia.
Phone: (495) 755-5400 Fax: (495) 755-5499

Process Agent
C.T. Corporation System.
Address: 111, Eighth Avenue New York, NY 10011.
Phone: + 1 (212) 894-8600 Fax: + 1 (212) 894-8690

	As at January 01, 2007
Equity, RUB mln.	5 509
Number of ordinary registered shares issued	20 748 694
Market price*, RUB per share	1439.89
Market capitalization**, RUB mln.	29 769

* last price of ordinary shares at MICEX on December 29, 2006
** market capitalization data at MICEX on December 29, 2006.

On January 01, 2007 7,627 shareholders were registered in the registrar of Bank Vozrozhdenie, including 885 legal entities and 6,742 individuals

Shareholders structure as at January 01, 2007

Shareholders registered	Share in the Authorized Capital, %
Individuals	45.19
Legal entities	34.13
Non-residents	20.43
Russian Government Agencies	0.25

List of shareholders owning more than 5 percent of the Bank's authorized capital as at January 01, 2007

Shareholders	Share in the Authorized Capital, %
Dmitriy L. Orlov	34.88
Non-public joint-stock company "Depositary Clearing Company"*	25.81
ING Bank (Eurasia) ZAO*	7.21

* Nominee

Additional issue of Bank Vozrozhdenie shares

In the middle of 2006 Bank Vozrozhdenie issued additional shares accounting for 10% of its authorized capital. The Bank was one of the first amongst the Russian banks to offer its shares to a wide range of investors. Its shares were issued at 729 rubles ($27) per share that reflected the ratio price to book value at 4.1.

As a result of the issue professional institutional investors from Russia, Western Europe and North America became the Bank's new shareholders. Bank Vozrozhdenie raised 1.46 billion rubles ($54 million) that was used to increase the Bank assets and finance its further development, in particular via lending to small and medium size businesses.

Since its establishment Bank Vozrozhdenie has issued shares 19 times.
The strategy of the Bank's capital increase envisages its further diversification and enhancement of investor relations. In early 2007 the Bank completed the 20th share issue, of 3 million shares, placed through an open subscription.





"AS AT THE END OF 2006 ABOUT 900 RUSSIAN LEGAL ENTITIES AND 6,700 INDIVIDUALS WERE SHAREHOLDERS OF BANK VOZROZHDENIE. MORE THAN 20% OF OUR AUTHORIZED CAPITAL WAS OWNED BY FOREIGN INSTITUTIONAL INVESTORS".

Prices and volumes of trading in ordinary shares of Bank Vozrozhdenie (VZRZ) on MICEX Stock Exchange for the period from January 1, 2006 till January 1, 2007



shares
rubles
100 000
10 000
1000
100
10
0
1500
1250
1000
750
500
250
0
1/1/06
1/2/06
1/3/06
1/4/06
1/5/06
1/6/06
1/7/06
1/8/06
1/9/06
1/10/06
1/11/06
1/12/06
1/1/07
Volume
Last price

During 2006 minimum price for Bank Vozrozhdenie's shares on MICEX was RUB 550 ($20.57) per share (as of 21.08.2006), maximum price was RUB 1489.99 ($56.48) per share (as of 29.12.2006). Volume of trading on MICEX totalled to 349,130 shares for the amount of RUB 347,143,164.45 ($12.9 million).

Minimum price of $21 for Bank Vozrozhdenie's shares on RTS for 2006 was registered on August 21, 2006. Maximum price of $57 for Bank Vozrozhdenie's shares was reached on December 29, 2006. Volume of trading on RTS totalled to 165,152 shares for the amount of $5,361,499.60.



ньги создают банк,



"THE LEVEL OF MARKET CAPITALIZATION IS A KEY MEASURE OF BANK VOZROZHDENIE'S INVESTMENT ATTRACTIVENESS. IN JUNE 2006 THE BANK PLACED AN ADDITIONAL 10% OF ITS SHARES ON THE MARKET, POSITIVELY INFLUENCING THEIR LIQUIDITY".

Share price movement

Market capitalization is a key measurement of investment attractiveness for Bank Vozrozhdenie. The June 2006 placement of the additional 10% of its shares on the market positively influenced their liquidity. Currently the Bank shares are traded on the RTS and MICEX exchanges. Its ordinary shares (ticker VZRZ) are included in the MICEX quotation list B. In ADR form they are traded on the Berlin, Frankfurt and Stuttgart stock exchanges. By the end of 2006 the market capitalisation of Bank Vozrozhdenie almost doubled reaching $1.1 billion. The total turnover of shares on all the Russian trading floors in 2006 almost tripled reaching $18.3 million.

Dividends

The dividend payment policy is an important component of Bank Vozrozhdenie's corporate governance. In 2004, the Bank's Board of Directors adopted a Dividend Policy stipulating the terms, amount and procedures for dividend payment. On one hand, the regulation fully protects the shareholders' rights, on the other hand, its takes into account the capital needs of the continuing rapid development of Bank Vozrozhdenie.

The Bank's dividend policy provides for the annual dividend payment of 20% of the preferred share nominal value (2 rubles). A necessary prerequisite consists of the receipt by the Bank of net profits by the end of the fiscal year and the absence of any unrecovered losses. According to the resolution of the Board of Directors, the dividend payment may not exceed 10% of Bank Vozrozhdenie's net profit. In 2005 the total value of dividends declared on the shares of the bank was 11.9 million rubles.

Prices and volumes of trading in ADRs of Bank Vozrozhdenie on Frankfurt Stock Exchange for the period from January 01, 2006 till January 01, 2007



100 000
10 000
1000
100
10
0
ADR
$
60
48
36
24
12
0
1/1/06
1/2/06
1/3/06
1/4/06
1/5/06
1/6/06
1/7/06
1/8/06
1/9/06
1/10/06
1/11/06
1/12/06
1/1/07
Volume
Equivalent of last price

(Note: ADRs are also traded on Berlin and Stuttgart Stock Exchanges, with similar price trends but significantly lower volumes.)

Price for Bank Vozrozhdenie's ADRs

	Frankfurt Stock Exchange	Berlin Stock Exchange	Stuttgart Stock Exchange
Maximum price	€ 42.95 29.12.2006	€ 42.25 27.12.2006	€ 42.00 22.12.2006
Minimum price	€ 17.00 22.06.2006	€ 17.50 01.06.2006	€ 17.10 23.06.2006
Volume of trade	189 960	7 986	29 443

Report on the payment of declared dividends on the shares of the Bank for 2005, thousand rubles

Payment of dividends	Declared and paid dividends on shares, % of the share's face value	Amount of declared and paid dividends, thousand rubles
Common non-documentary registered shares	5	9 374
Preferred non-documentary registered shares with fixed dividends	20	2 589
TOTAL		11 963

Dividends were paid by direct deposit according to the bank details contained in the shareholders register of Bank Vozrozhdenie. In the event of the absence of bank details dividends to individual shareholders were paid through the Bank branch cash departments.

Bank Vozrozhdenie pursues a transparent dividend policy. The relevant Regulation is a publicly accessible document available on the Bank's Internet site. Decisions of the General Shareholders' Meetings regarding the payment of dividends and their volume are published on news wires of the major Russian and foreign news agencies, as well as on the Bank's site.





"CURRENTLY THE BANK SHARES ARE TRADED ON THE RTS AND MICEX EXCHANGES. ON BERLIN, FRANKFURT AND STUTTGART STOCK EXCHANGES THEY ARE TRADED AS ADRS".

Financial statements in accordance with International Financial Reporting Standards

AUDITORS' REPORT ON THE SUMMARISED FINANCIAL STATEMENTS

To the Board of Directors of Bank Vozrozhdenie:

The accompanying summarised financial statements have been derived from the financial statements of Bank Vozrozhdenie (hereinafter—"the Bank") for the year ended 31 December 2006. These summarised financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on whether these summarised financial statements are consistent, in all material respects, with the financial statements from which they were derived.

We have audited the financial statements of the Bank for the year ended 31 December 2006, from which these summarised financial statements were derived, in accordance with International Standards on Auditing. In our report dated 23 March 2007 we expressed an unqualified opinion on the financial statements from which the summarised financial statements were derived.

In our opinion, the accompanying summarised financial statements are consistent, in all material respects, with the financial statements from which they were derived.

For a better understanding of the Bank's financial position and the results of its operations for the period and of the scope of our audit, the summarised financial statements should be read in conjunction with the financial statements from which the summarised financial statements were derived and our audit report thereon.

Moscow, Russian Federation
23 March 2007

Summarised Financial Statement Derived from Audited Financial Statements
Balance sheet in millions of Russian Roubles

	31 December 2006	31 December 2005
ASSETS		
Cash and cash equivalents	6 105	8 478
Mandatory cash balances with the Central Bank of the Russian Federation	1 099	923
Trading securities	4 236	2 342
Due from other banks	5 732	3 078
Loans and advances to customers	52 426	30 774
Premises, equipment and intangible assets	2 597	1 972
Other assets	1 231	1 542
TOTAL ASSETS	**73 426**	**49 109**
LIABILITIES		
Due to other banks	418	113
Customer accounts	60 674	40 112
Debt securities in issue	4 087	4 131
Subordinated loans	2 467	1 223
Other liabilities	271	257
TOTAL LIABILITIES	**67 917**	**45 836**
EQUITY		
Share capital	4 397	4 377
Share premium	3 162	1 735
Accumulated deficit	(2 050)	(2 839)
TOTAL EQUITY	**5 509**	**3 273**
TOTAL LIABILITIES AND EQUITY	**73 426**	**49 109**

Approved for issue and signed on behalf of the Board of Directors on 23 March 2007.

D.L.Orlov President A.A. Novikova Chief Accountant

Summarised Financial Statement Derived from Audited Financial Statements
Statement of Income in millions of Russian Roubles

	2006	2005
Interest income	6 278	4 155
Interest expense	(2 794)	(2 044)
Net interest income	**3 484**	**2 111**
Provision for loan impairment	(393)	(247)
Net interest income after provision for loan impairment	**3 091**	**1 864**
Gains less losses from trading securities	24	97
Gains less losses from disposal of investment securities available for sale	2	25
Gains less losses from trading in foreign currencies	105	168
Gains less losses from dealing in precious metals	9	22
Foreign exchange translation gains less losses/(losses net of gains)	102	(28)
Fee and commission income	2 197	1 514
Fee and commission expense	(129)	(82)
Release of provision for losses on credit related commitments	-	33
Losses from disposal of loans and advances to customers	(118)	-
Dividend income	13	13
Other operating income	63	118
Operating income	**5 359**	**3 744**
Administrative and other operating expenses	(4 243)	(3 037)
Loss from disposal of associate	(32)	-
Profit before tax	**1 084**	**707**
Income tax expense	(283)	(163)
Profit for the year	**801**	**544**
Earnings per share for profit attributable to the equity holders of the Bank, basic (expressed in RR per share)		
Ordinary and convertible preference shares	39	28
Preference shares with fixed dividend	38	29
Earnings per share for profit attributable to the equity holders of the Bank, diluted (expressed in RR per share)		
Ordinary and convertible preference shares	39	28
Preference shares with fixed dividend	38	29

Summarised Financial Statement Derived from Audited Financial Statements
Statement of Changes in Equity in millions of Russian Roubles

	Share capital	Share premium	Revaluation reserve for investment securities available for sale	Accumulated deficit	Total
Balance at 31 December 2004	**4 371**	**1 610**	**(6)**	**(3 371)**	**2 604**
Available for sale investments:					
- Fair value gains less losses	–	–	33	–	33
- Disposals	–	–	(25)	–	(25)
Income tax recorded in equity	–	–	(2)	–	(2)
Net income recognised directly in equity	–	–	6	–	6
Profit for the year	–	–	–	544	544
Total recognised income for 2005	–	–	6	544	550
Share issue	6	125	–	–	131
Dividends declared	–	–	–	(12)	(12)
Balance at 31 December 2005	**4 377**	**1 735**	**–**	**(2 839)**	**3 273**
Profit for the year	–	–	–	801	801
Total recognised income for 2006	–	–	–	801	801
Share issue	20	1 427	–	–	1 447
Dividends declared				(12)	(12)
Balance at 31 December 2006	**4 397**	**3 162**		**(2 050)**	**5 509**

Summarised Financial Statement Derived from Audited Financial Statements
Statement of Cash Flows in millions of Russian Roubles

	2006	2005
Cash flows from operating activities		
Interest received	6 250	4 102
Interest paid	(2 443)	(1 622)
Net income received from dealing with trading securities	35	72
Net income received from disposal of investment securities available for sale	2	25
Net income received from trading in foreign currencies	105	155
Net income received from dealing in precious metals	9	22
Fees and commissions received	2 274	1 552
Fees and commissions paid	(129)	(82)
Other operating income received	50	90
Administrative and other operating expenses paid	(3 933)	(2 870)
Income tax paid	(281)	(182)
Cash flows from operating activities before changes in operating assets and liabilities	**1 939**	**1 262**
Changes in operating assets and liabilities		
Net increase in mandatory cash balances with the Central Bank of the Russian Federation	(176)	(344)
Net increase in trading securities	(1 976)	(1 780)
Net increase in due from other banks	(2 800)	(2 112)
Net increase in loans and advances to customers	(22 846)	(8 673)
Net increase in other assets	(304)	(111)
Net increase/(decrease) in due to other banks	317	(210)
Net increase in customer accounts	21 051	15 094
Net increase in debt securities in issue	64	1 812
Net decrease in other liabilities	(24)	(20)
Net cash (used in)/from operating activities	**(4 755)**	**4 918**
Cash flows from investing activities		
Acquisition of investment securities available for sale	-	(749)
Proceeds from disposal of investment securities available for sale	466	290
Proceeds from disposal of associate	75	-
Acquisition of premises, equipment and intangible assets	(889)	(497)
Proceeds from disposal of premises, equipment and intangible assets	42	16
Dividend income received	13	13
Net cash used in investing activities	**(293)**	**(927)**
Cash flows from financing activities		
Receipt of subordinated loans	1 372	490
Issue of ordinary shares	1 447	-
Dividends paid	(12)	(12)
Net cash from financing activities	**2 807**	**478**
Effect of exchange rate changes on cash and cash equivalents	**(132)**	**45**
Net increase in cash and cash equivalents	**(2 373)**	**4 514**
Cash and cash equivalents at the beginning of the year	8 478	3 964
Cash and cash equivalents at the end of the year	**6 105**	**8 478**

For a better understanding of the Bank's financial position and the results of its operations for the year, and of the scope of our audit, these summarised financial statements should be read in conjunction with the financial statements, from which these summarised financial statements have been derived, and audit report thereon. Copies of audited financial statements which include all notes can be obtained from Bank Vozrozhdenie and are available on the Bank's web-site www.vbank.ru/en.

Offices of Bank Vozrozhdenie

in Moscow city

Central Branch

7/4, bldg. 1, Luchnikov Pereulok,
GSP, Moscow, 101990
Tel: (495) 777-0888
Ms. Natalia V. Barkhotkina

Ilyinsky

7, Leningradsky Prospekt,
Moscow, 125040
Tel: (495) 777-0888
Mr. Vakhtang Y. Djariani

Ulyanovsky

33, bldg. 4, Vesiolaya Street,
Moscow, 115516
Tel (495) 777-0888
Ms Tatiana B. Sukhotskaya

Additional Offices:

50, Sovetskaya Street, flat 1,
Vidnoye 142700,
Leninsk District,
Moscow Region
Tel: (495) 541-7845

78, Leninskogo Komsomola Pr-t,
Vidnoye, 142700,
Leninsk District,
Moscow Region
Tel: (495) 541-7845

Additional Offices of Pushchino branch:

2, Maliy Mogiltsevskiy Per.,
Moscow, 119002
Tel: (495) 777-0888

50 a/8, bldg. 3, Zemlyanoy Val,
Moscow, 109028
Tel. (495) 777-0888

in Moscow region

Balashikha

45, Prospekt Lenina,
Balashikha, 143900
Tel: (495) 525-6048
Ms. Lyubov N. Yukhareva

Additional Office:

4, bldg. 2, Savvinskoye Shosse,
Zheleznodorozhniy, 143980
Tel: (495) 520-3542

19/10, office VII, Lenina Street,
Reutov, 143960
Tel: (495) 528-95-43

Bronnitsy

52, Novo-Bronnitskaya Street,
Bronnitsy, 140170
Tel: (49646) 6-5439
Ms. Zinaida N. Shepeleva

Operational Cash Desk:

53, bldg. 1, Komsomolskiy Per.,
Bronnitsy 140170
Tel: (49646) 6-8939

Chekhov

2?, Chekhova Street,
Chekhov, 142300
Tel: (49672) 2-1893
Ms. Raisa P. Petrykina

Operational Cash Desk:

8, Vishnioviy Bulvar,
Chekhov, 142300
Tel: (49672) 3-5346

Dmitrov

1, Sovetskaya Pl.,
Dmitrov, 141800
Tel: (495) 993-9342
Mr. Vitaly M. Soloviov

Additional Offices:

25, Bogolubova Prospekt,
Dubna, 141980
Tel: (495) 745-8989

17, Karla Marksa Pl.,
Taldom, 141900
Tel: (49620) 6-0031

Domodedovo

54a, Kashirskoye Shosse,
Domodedovo, 142000
Tel: (495) 546-8750
Ms. Tatiana A. Fomicheva

Operational Cash Desk:

der. Zaborje, 142072,
Domodedovo District
Tel: +7 916 392-0508

Egorievsk

106/5, Sovetskaya Street,
Egorievsk, 140300
Tel: (49640) 4-3392
Ms. Lyudmila V Baykova

Elektrostal

16, Pobedy Street,
Elektrostal ,144007
Tel: (49657) 7-0809
Ms. Natalia A. Gnedkova

Additional Offices:

22, Karla Marksa Street,
Elektrostal, 144001
Tel: (49657) 5-6163

21, Krasnaya Street,
Elektrostal, 144005
Tel: (49657) 4-6624

10, Krasnaya Street,
Elektrostal, 144002
Tel: (49657) 4-2331

Istra

81, Lenina Street,
Istra, 143500
Tel: (495) 994-5441
Ms. Vera A Ulitina

Additional Office:

19, Yubileynaya Street,
Istra, 143500
Tel: (49631) 3-0534

Kashira

12, Sovetskaya Street,
Kashira, 142900
Tel: (49669) 3-1984
Ms. Tatiana A. Murashkina

Khimki

22/1, Moskovskaya Street,
Khimki, 141400
Tel: (495) 573-0364
Ms. Natalia I. Shabunina

Additional Offices:

3, Babakina Street,
Khimki, 141407
Tel: (495) 790-7930

2, Moskovskaya Street,
Mikrorayon Podrezkovo,
Khimki, 141431
Tel: (495) 573-0364 (301)

16, Bibliotechnaya Street,
Khimki, 141406
Tel: (495) 570-4333

Operational Cash Desks:

22/1, Mosakovskaya Street,
Khimki, 141400
Tel: (495) 573-0364
(110, 132)

12a, Lavochkina Street,
Khimki, 141400
(payments to address
of Motor Licensing
and Inspection
Department)
Tel: (495) 573-0364 (401)

20a, Mayakovskogo Street,
Khimki, 141400
(payments
to address
of the organizations)
Tel: (495) 573-0364 (133)

40, Yubileyniy Prospekt,
Khimki, 141400
Tel: (495) 490-7922

Klin

8a, Karla Marksa Street,
Klin, 141600
Tel: (49624) 2-6698
Ms. Olga N Kalenova

Kolomna

340, Oktyabrskoy
Revolutsii Street,
Kolomna, 140408
Tel: (4966) 12-5523
Mr. Mikhail M. Kostenevich

Additional Office.

15, Kirova Proezd,
Kolomna, 140411
Tel: (4966) 14-3651

Krasnogorsk

38b, Lenina Street,
Krasnogorsk, 143400
Tel: (495) 563-4650
Ms. Irina L. Zlenko

Additional Offices:

der. Goljevo, 143400,
Krasnogorsk -5
Tel: (495) 561-0825

8, Rechnaya Street,
Krasnogorsk, 143400
Tel: (495) 564-1184

Operational Cash Desks:

21a, Lenina Street,
Krasnogorsk, 143400
Tel: (495) 563-8832

8, Rechnaya Street,
Krasnogorsk, 143400
Tel: (495) 561-8055

GIBDD, Raitsentr-3,
Krasnogorsk, 143400
Tel: (495) 564-7688

26, Zavodskaya Street,
Krasnogorsk, 143400
Tel: (495) 562-8863

Kurovskoye

52, 40 Let Oktiabria Street,
Kurovskoye, 142640
Tel: (4964) 11-6212
Ms. Marina S. Okuneva

Additional Office:

3, Tsentralny Bulvar,
Orekhovo-Zuevo, 142600
Tel: (4964) 16-1076

Lotoshino

2, Pochtovaya Street,
Lotoshino, 143800
Tel: (49628) 1-0164
Ms. Marina A. Bombach
(Deputy Branch Manager)

Lukhovitsy

4, Gorkogo Street,
Lukhovitsy, 140500
Tel (49663) 2-4903
Mr. Viktor V. Goncharov

Lyubertsy

3, Krasnoarmeiskaya Street,
Lyubertsy, 140005
Tel. (495) 559-9472
Ms. Lydmila B. Edykova

Additional Office:

6, Dmitria Donskogo Pl.,
Dzerzhinskiy, 140091
Tel. (495) 551-5065

Mikhnevo

1, Gorkogo Street,
Mikhnevo, 142840
Tel. (49664) 7-1937
Ms. Galina V. Sapronova

Mytischi

12, Scherbakova Street.,
Mytischi, 141008
Tel. (495) 581-60-33
Ms. Nadezhda E. Dedyaeva

Mozhaisk

4, Krasnyh Partizan Street,
Mozhaisk, 143200
(49638) 4-4144
Ms. Evdokia I. Kovbasenko

Additional Office:

93, Mira Street,
Mozhaisk, 143200
Tel. (49638) 2-1806

Naro-Fominsk

9, Marshala Zhukova Street,
Naro-Fominsk, 143300
Tel. (495) 592-1809
Ms. Nadezhda V. Morozova

Additional Office:

65, Aprelevskaya Street,
Aprelevka, 143360
Tel. (495) 436-5122

Noginsk

81, Rogozhskaya Street,
Noginsk, 142400
Tel. (495) 524-5258
Ms. Natalia U. Makarova

Additional Office:

6, Bolshoi
Zheleznodorozhny Proezd,
Pavlovsky Posad, 142500
(49643) 2-3133

Operational Cash Desk:

2a, bldg. 1, Sovetskoy
Konstitutsii Street,
Noginsk, 142403
Tel. (49651) 9-2809

Odintsovo

16, Marshala Zhukova Street,
Odintsovo, 143000
Tel: (495) 593-5629
Ms. Rimma N. Pankova

Additional Office:

1, Svobody Street,
Odintsovo, 143000
Tel: (495) 590-7500

Operational Cash Desk:

3, Sadovaya Street,
Odintsovo, 143400
Tel: (495) 225-4127

Podolsk

11, Kirova Street,
Podolsk, 142100
Tel: (495) 333-8401
Ms. Valentina A. Rytkova

Operational Cash Desk:

38, Pravdy Street,
Podolsk, 142115
Tel: (4967) 68-1595

1, Oktyabrskaya Pl.,
Klimovsk, 142080
(4967) 62-8342

Pushchino

Mikrorayon G,
Pushchino, 142290
Tel: (495) 795-2029
Ms Olga P. Beletskaya

Additional Offices:

located in Moscow

Operational Cash Desk:

20, Mikrorayon G,
Pushchino, 142290
Tel: (4967) 33-0504

Pushkino

11, Moskovsky Prospekt,
Pushkino, 141200
Tel: (495) 993-5859
Ms. Tatiana V. Miklyaeva

Additional Offices:

32, Pervomayskaya Street,
Ivanteyevka, 141250
Tel: (49653) 6-2440

3, Sharapovsky Pr.,
Mytischi, 141006
Tel: (495) 586-4531

17, Sadovaya Street,
Pravdinsky, 141260
Tel: (49653) 1-5560

Ramenskoye
3, Krasnoarmeyskaya Street,
Ramenskoye, 140100
Tel: (495) 556-6994
Ms. Tatiana A Kostikova

Additional Office:

18/11, Lomonosova Street,
Zhukovsky, 140180
Tel: (49648) 4-8330

Operational Cash Desk:

131, Mikhlevicha Street,
Ramenskoye, 140100
Tel: (49646) 1-3366

Ruza

27, Sotsialisticheskaya Street,
Ruza, 143100
(495) 598-1709
Ms. Irina G. Potapova

Operational Cash Desk:

27, Sotsialisticheskaya Street,
Ruza 143100
Tel: (49627) 2-4234

Sergiev Posad

52, Krasnoy Armii Prospekt,
Sergiev Posad, 141300
(495) 921-0158
Ms Tamara D. Teslya

Operational Cash Desk:

51, bldg. 1, Novo-Uglichskoe Sh.,
Sergiev Posad, 141300
Tel: (49654) 7-0532

Serpukhov

3b, Gorkogo Street,
Serpukhov, 142200
Tel: (4967) 75-0085
Ms. Marina A. Grosh

Shatura

6, Sportivnaya Street,
Shatura, 140700
Tel: (49645) 2-1709
Ms. Yekaterina N. Tarasova

Additional Office.

14, Kosyakova Street,
Roshal, 140730
Tel: (49645) 5-2406

Shchiolkovo

5, Lenina Pl.,
Shchiolkovo, 141100
Tel: (495) 526-9341
Mr. Sergei N. Nikolaev

Operational Cash Desks:

9a, Polevaya Street,
Fryazino, 141120
Tel: (49656) 7-2678

1a, Talsinskaja Street,
Shchiolkovo, 141100
Tel: (49656) 9-2102

Bank Vozrozhdenie offices in Russian regions


Murmansk
Petrozavodsk
St. Petesburg
Kaliningrad
Yaroslavl
Moscow
Nizhny Novgorod
Tula
Saransk
Rostov
Volgograd
Krasnodar
Volgodonsk
Novorossiysk
Stavropol
Barnaul
Makhachkala

Barnaul
Volgograd
Volgodonsk
Kaliningrad
Krasnodar
Magadan
Makhachkala
Murmansk
Nizhny Novgorod
Novorossiysk
Petrozavodsk
Rostov-on-Don
St. Petesburg
Saransk
Stavropol
Tula
Khabarovsk
Yaroslavl
Representative Office in Kaluga
North-West regional Centre


Magadan
Khabarovsk

Bank Vozrozhdenie offices in Moscow region


Dubna
Taldom
Dmitrov
Klin
Sergiev Posad
Lotoshino
Pravdinsky
Solnetchnogorsk
Volokolamsk
Pushkino
Shakhovskaya
Istra
Khimki
Ivanteyevka
Mytischi
Noginsk
Krasnogorsk
Shchiolkovo
Orekhovo-Zuevo
Goljevo
Pavlovsky Posad
Ruza
Balashikha
Odintsovo
MOSCOW
Elektrostal
Zvenigorod
Zheleznodorozhny
Roshal
Lyubertsy
Mozhaisk
Zhukovsky
Kurovskoye
Shatura
Aprelevka
Vidnoye
Ramenskoye
Naro-Fominsk
Domodedovo
Beloozersky
Egorievsk
Podolsk
Bronnitsy
Voskresensk
Chekhov
Mikhnevo
Kolomna
Malino
Serpukhov
Stupino
Pushtchino
Lukhovitsy
Kashira
Zaraisk
Serebryanie Prudy

Bank Vozrozhdenie details:
Bank identification code (BIC): 044525181
Identification number of taxpayer (INN): 5000001042
Correspondent account with OPERU (Operational Department) of
Moscow GTU (Main Territory Division) of the Bank of Russia
№ 30101810900000000181.

Call-center:
+ 7-495-777-0-888
8-800-200-9-800 (calls inside Russia are free of charge)
Fax: + 7-495-620-19-99
Telex: 414680 VBNK RU
E-mail: vbank@co.voz.ru
Website: http://www.vbank.ru/en
Wap: wap.vbank.ru
SWIFT: VBNKRUMM
REUTER DEALING: VOZM
SPRINT: VOZROZD.MOSC/CEA

Address of the Bank:
Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, GSP, 101990, Russia

END